UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BREEZE-EASTERN CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

106764103

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus	Goldsmith & Harris Incorporated 80 Pine Street New York, NY 10005 Attention: Mr. Philip W. Goldsmith	Terrier Partners LP 145 East 57th Street, 10th Floor New York, NY 10022 Attention: Mr. Bobby Melnick

Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222	Copy to: Faith Colish, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, New York 10005 (212) 732-3200	Copy to: Aretha Melnick Terrier Partners LP 145 East 57th Street, 10th Floor New York, New York 10022 (212) 888-7909

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2007

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒ (See explanatory note to this Schedule 13D)

CUSIP No. 106764103	13D	Page 2 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 371,933 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 371,933 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,933 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 106764103	13D	Page 3 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 549,255 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 549,255 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,255 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 106764103	13D	Page 4 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value L.P.I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 513,645 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 513,645 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,645 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 106764103	13D	Page 5 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Channel Partnership II, L.P. 22-3215653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,400 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 38,400 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,400 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 106764103	13D	Page 6 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 885,578 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 885,578 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,578 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 106764103	13D	Page 7 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 549,255 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 549,255 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,255 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 106764103	13D	Page 8 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,400 (See Item 5)
	8	SHARED VOTING POWER 1,434,833 (See Item 5)
	9	SOLE DISPOSITIVE POWER 38,400 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,434,833 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,473,233 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 106764103	13D	Page 9 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,434,833 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,434,833 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,833 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 106764103	13D	Page 10 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Terrier Partners LP 06-1571258
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 187,500 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 187,500 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,500 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 106764103	13D	Page 11 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B-Doggy LLC 13-4069074
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 187,500 (1) (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 187,500 (1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,500 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 106764103	13D	Page 12 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bobby Melnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 187,500 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 187,500 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,500 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 106764103	13D	Page 13 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldsmith & Harris Incorporated 13-37441461
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 10 (See Item 5)
	10	SHARED DISPOSITIVE POWER 761,573 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,583 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 106764103	13D	Page 14 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldsmith & Harris Asset Management LLC 71-1005193
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 67,703 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 67,703 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,703 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 106764103	13D	Page 15 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldsmith & Harris Capital Appreciation LLC 65-1280049
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 67,703 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 67,703 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,703 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 106764103	13D	Page 16 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Philip W. Goldsmith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,490 (See Item 5)
	8	SHARED VOTING POWER 67,703 (See Item 5)
	9	SOLE DISPOSITIVE POWER 26,490 (See Item 5)
	10	SHARED DISPOSITIVE POWER 829,286 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 855,776 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 106764103	13D	Page 17 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jay R. Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 193,500 (See Item 5)
	8	SHARED VOTING POWER 67,703 (See Item 5)
	9	SOLE DISPOSITIVE POWER 218,400 (See Item 5)
	10	SHARED DISPOSITIVE POWER 829,286 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,047,686 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 106764103	13D	Page 18 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Armand B. Erpf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 67,703 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 67,703 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,703 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 106764103	13D	Page 19 of 31 Pages

EXPLANATORY NOTES

Certain of the shares of the Issuer’s common stock, par value $0.01 (the “Common Shares”), to which this Schedule 13D relates were previously reported by certain of Reporting Persons on Schedule 13G as follows:

•
Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Partners Small Cap Value, L.P. I, Channel Partnership II L.P., Wynnefield Capital  Management, LLC, Wynnefield Capital, Inc., and Nelson Obus - Schedule 13G, the last amendment of which was filed on February 22, 2006.

•	Goldsmith & Harris Incorporated - Schedule 13G, the last amendment of which was filed on February 13, 2007.

•	Philip W. Goldsmith - Schedule 13G, the last amendment of which was filed on February 13, 2007.

•	Jay R. Harris - Schedule 13G, the last amendment of which was filed on February 13, 2007.

This Schedule 13D shall be deemed to be a conversion of each Schedule 13G set forth above pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1. Security and Issuer.

This Schedule 13D (“Statement”) relates to the Common Shares of Breeze-Eastern Corporation (the “Issuer”), whose principal executive offices are located at 700 Liberty Avenue, Union, New Jersey 07083.

Item 2. Identity and Background.

This Statement is filed by the Wynnefield Reporting Persons, the G&H Reporting Persons, and the Terrier Reporting Persons (each as defined below and collectively, the “Reporting Persons”).

(1)    Wynnefield Reporting Persons.

(a), (b), (c) and (f). The “Wynnefield Reporting Persons” are Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”), Channel Partnership II L.P. (“Channel”), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”), Nelson Obus and Joshua Landes. The Wynnefield Reporting Persons are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders).

WCM, a New York limited liability company, is the general partner of Wynnefield Partners and Wynnefield Partners I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Messrs. Obus and Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of Wynnefield Offshore, a private investment company organized under the laws of the Cayman Islands. Messrs. Obus and Landes are citizens of the United States.

CUSIP No. 106764103	13D	Page 20 of 31 Pages

The business address of the Wynnefield Reporting Persons is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(d) and (e). During the last five years, none of the Wynnefield Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2)    Terrier Reporting Persons.

(a), (b), (c) and (f). The “Terrier Reporting Persons” are Terrier Partners LP (“Terrier Partners”), B-Doggy LLC (“B-Doggy”) and Bobby Melnick.

Terrier Partners is a private investment company organized as a New York limited partnership. B-Doggy is a private company organized as a New York limited liability company and is the general partner of Terrier Partners. Bobby Melnick is the sole managing member of B-Doggy. Mr. Melnick is a citizen of the United States.

The business address of each of the Terrier Reporting Persons is 145 East 57th Street, 10th Floor, New York, NY 10022.

(d) and (e). During the last five years, none of the Terrier Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(3)    G&H Reporting Persons.

(a), (b), (c) and (f). The “G&H Reporting Persons” are Goldsmith & Harris Incorporated (“G&H”), Goldsmith & Harris Capital Appreciation LLC (“GHCA”), Goldsmith & Harris Asset Management LLC (“GHAM”), Philip W. Goldsmith, Jay R. Harris and Armand B. Erpf.

G&H, a New York corporation, is a broker-dealer registered under Section 15 of the Exchange Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. GHAM, is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, organized as a Delaware limited liability company. GHAM, is a private investment fund, organized as a Delaware limited liability company. Philip W. Goldsmith and Jay R. Harris are (i) the Chairman and President, respectively, of G&H, and (ii) the Managing Directors of each of GHAM and GHCA.  Armand B. Erpf is a Managing Director of GHAM.  Messrs. Goldsmith, Harris and Erpf are citizens of the United States.

The business address of each of the G&H Reporting Persons is 80 Pine Street, New York, NY 10005.

CUSIP No. 106764103	13D	Page 21 of 31 Pages

(d) and (e). During the last five years, none of the G&H Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

(1)    Wynnefield Reporting Persons.

The securities reported in this Statement as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $10,875,786 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Person who directly beneficially owns such securities.

(2)    Terrier Reporting Persons.

The securities reported in this Statement as directly beneficially owned by the Terrier Reporting Persons were acquired with funds of approximately $1,376,869 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Terrier Reporting Person who directly beneficially owns such securities.

(3)    G&H Reporting Persons.

The securities reported in this Statement as directly beneficially owned by the G&H Reporting Persons were acquired with funds of approximately $4,092,602 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the G&H Reporting Person who directly beneficially owns such securities.

Item 4. Purpose of Transaction.

A written agreement (the “Agreement”) was entered into as of April 2, 2007 by and among Wynnefield Partners on behalf of the Wynnefield Reporting Persons, Terrier Partners on behalf of the Terrier Reporting Persons and G&H Partners on behalf of the G&H Reporting Persons (collectively, the “Group”) thereby forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which consists of the Reporting Persons. Pursuant to the rules of the Securities and Exchange Commission promulgated under the Exchange Act, the Group was deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by each member of the Group. None of the members of the Group purchased any additional Common Shares in connection with the Agreement. Each of the Group members disclaims beneficial ownership (except as provided in the Agreement), of any of the Issuer’s Common Shares controlled or beneficially owned by the other Group members. Each of the Group members disclaims any pecuniary interest in the Common Shares beneficially owned by the other Group members, and each of the Group members disclaims any pecuniary interest in the securities beneficially owned by the other Group members. The description of the Agreement in this Statement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed with this Statement as Exhibit 99.1. The members of the Group and others held a meeting and several discussions before April 2, 2007 to discuss the transactions contemplated by the matters described in this Item 4, but no agreement was reached among the parties as a result of such meeting and discussions, and no group was formed under the Exchange Act, until April 2, 2007.

CUSIP No. 106764103	13D	Page 22 of 31 Pages

Under the Agreement, each member of the Group has agreed to attend the annual meeting of the stockholders of the Issuer to be held in calendar year 2007 and any adjournments or postponements thereof (the “Annual Meeting”), in person or by proxy, such that all Common Shares held by such Group member and its affiliates are represented at the Annual Meeting, and to vote such Common Shares at the Annual Meeting, in person or by proxy, in favor of the election of four director candidates to be nominated by the Group, the identity of whom is to be determined in the future by the Group, four current directors of the Issuer to be determined by the Group, and to vote as set forth in the Agreement with respect to other actions. The purpose of the Agreement is for the Group to affirmatively vote for the Group’s four director candidates instead of four of the incumbent directors, the identity of whom is to be determined in the future by the Group. If the Group’s director candidates receive the affirmative vote of a plurality of the Common Shares present in person or represented by proxy at the Annual Meeting, provided a quorum exists, the four director candidates proposed by the Group would constitute four of the eight directors comprising the entire Board of Directors. In the event the Issuer purports to increase the number of directors serving on the Board of Directors or otherwise increases the number of directors to be elected at the Annual Meeting, the Group reserves the right to nominate additional persons as directors to fill any vacancies created by the increase or to fill any additional positions on the Board of Directors which the Issuer's stockholders shall vote on at the Annual Meeting.

Pursuant to the Agreement, the Group will not vote any Common Shares at the Annual Meeting other than as set forth in the Agreement.

NEITHER THE AGREEMENT NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO JOIN THE AGREEMENT.

In addition to the foregoing, under the Agreement, each Group member has agreed:

•
not to sell, assign, transfer, loan or otherwise dispose of (any such transaction being herein collectively called a “Transfer”), or to advise any of its affiliates to Transfer, all or any of the securities of the Issuer beneficially owned by it;

•	to retain, and not in any way compromise or encumber, the right to vote all securities of the Issuer beneficially owned by such member; and

•	to share the fees and expenses of any proxy solicitation as set forth in the Agreement.

The Agreement will terminate upon the earlier to occur of (x) December 31, 2007, unless such date is extended by agreement of all of the parties thereto and (y) the date of the Annual Meeting at which each of the actions specified in the Agreement with respect to which the Group will be voted, provided that no matter shall be considered consummated under the Agreement while any claim or action of any kind, at law or equity, or any appeal of any decision thereof, is threatened in writing, initiated or pending which in any manner attempts to prevent, forestall or invalidate any such actions or matters contemplated thereby.

Each Reporting Person provided only the information as to itself and its affiliates and did not independently verify the information contained in this Statement provided by any other Reporting Person.

CUSIP No. 106764103	13D	Page 23 of 31 Pages

Other than as set forth in this Item 4, no Reporting Persons have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Statement. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, and may seek to engage in discussions with other stockholders and/or with management and the Board of Directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, subject to any obligations set forth in the Agreement,  in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in Item 4.

Under Rule 13d-1(e) of the Exchange Act, until the expiration of the tenth day from the date of the filing of a Schedule 13D by those members of the Group who have previously filed a Schedule 13G with respect to the Issuer, those members of the Group may not vote or direct the voting of their shares of common stock of the Issuer. The members of the Group subject to Rule 13d-1(e) intend for the filing of this Schedule 13D to satisfy their filing requirement under such rule.

Item 5. Interest in Securities of the Issuer.

As of April 2, 2007, the Reporting Persons may be deemed to beneficially own collectively an aggregate of 2,734,909 of the Common Shares, representing 29.5% of the outstanding Common Shares (the percentage of shares owned being based upon 9,275,431 Common Shares outstanding as of February 9, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended December 31, 2006, filed with the Securities and Exchange Commission on February 13, 2007). The Wynnefield Reporting Persons, the Terrier Reporting Persons, and the G&H Reporting Persons each expressly disclaims beneficial ownership for all purposes of the Common Shares held by each of the other Reporting Persons. Each of the Group members disclaims any pecuniary interest in the Common Shares beneficially owned by any other Group member.

(1)    Wynnefield Reporting Persons.

(a) – (c) As of April 2, 2007, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,473,233 Common Shares, constituting approximately 15.9% of the outstanding shares of Common Shares (the percentage of shares owned being based upon 9,275,431 Common Shares outstanding as of February 9, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended December 31, 2006, filed with the Securities and Exchange Commission on February 13, 2007). The following table sets forth certain information with respect to Common Shares directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Wynnefield Partners	371,933	4%
Wynnefield Partners I	513,645	5.5%
Wynnefield Offshore	549,255	5.9%
Channel	38,400	0.4%

CUSIP No. 106764103	13D	Page 24 of 31 Pages

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the Common Shares that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that WCM may be deemed to beneficially own.

Each of Messrs. Obus and Landes, as co-managing members of WCM, shares with the other the power to direct the voting and disposition of the Common Shares that WCM may be deemed to beneficially own. WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that Wynnefield Offshore beneficially owns.

WCI as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Shares that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as executive officers of WCI, shares with the other the power to direct the voting and disposition of the Common Shares that WCI may be deemed to beneficially own.

Mr. Obus is the general partner of Channel and accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that Channel may be deemed to beneficially own. Mr. Obus, as the general partner of Channel, has the sole power to direct the voting and disposition of the Common Shares beneficially owned by Channel.

Beneficial ownership of the Common Shares shown on the cover pages of and set forth elsewhere in this Statement for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,473,233 Common Shares, constituting approximately 15.9% of the outstanding Common Shares (the percentage of shares owned being based upon 9,275,431 Common Shares outstanding as of February 9, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended December 31, 2006, filed with the Securities and Exchange Commission on February 13, 2007).

The filing of this Statement and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Statement.

CUSIP No. 106764103	13D	Page 25 of 31 Pages

To the best knowledge of the Wynnefield Reporting Persons, except as described in this Statement, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Shares, and there have been no transactions in the Common Shares affected during the past 60 days, by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.

(2)    Terrier Reporting Persons.

(a) – (c) As of April 2, 2007, the Terrier Reporting Persons beneficially owned in the aggregate 187,500 Common Shares, constituting approximately 2% of the outstanding shares of Common Shares (the percentage of shares owned being based upon 9,275,431 Common Shares outstanding as of February 9, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended December 31, 2006, filed with the Securities and Exchange Commission on February 13, 2007). The following table sets forth certain information with respect to Common Shares directly beneficially owned by the Terrier Reporting Persons listed below:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Terrier Partners	187,500	2%

B-Doggy is the sole general partner of Terrier Partners and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that Terrier Partners may be deemed to beneficially own. B-Doggy, as the sole general partner of Terrier Partners, has the sole power to direct the voting and disposition of the Common Shares beneficially owned by Terrier Partners.

Mr. Melnick is the sole manager of B-Doggy and, accordingly, Mr. Melnick may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that B-Doggy may be deemed to beneficially own. Mr. Melnick as the sole manager of B-Doggy has the sole power to direct the voting and disposition of the Common Shares that B-Doggy may be deemed to beneficially own.

Beneficial ownership of the Common Shares shown on the cover pages of and set forth elsewhere in this Statement for each member of the Terrier Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Terrier Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 187,500 Common Shares, constituting approximately 2% of the outstanding shares of Common Shares (the percentage of shares owned being based upon 9,275,431 Common Shares outstanding as of February 9, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended December 31, 2006, filed with the Securities and Exchange Commission on February 13, 2007).

CUSIP No. 106764103	13D	Page 26 of 31 Pages

The filing of this Statement and any future amendment by the Terrier Reporting Persons, and the inclusion of information herein and therein with respect to B-Doggy and Mr. Melnick, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of B-Doggy and Mr. Melnick disclaims any beneficial ownership of the shares covered by this Statement.

To the best knowledge of the Terrier Reporting Persons, except as described in this Statement, none of the Terrier Reporting Persons, any person in control (ultimately or otherwise) of the Terrier Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Shares, and there have been no transactions in the Common Shares affected during the past 60 days, by the Terrier Reporting Persons, any person in control of the Terrier Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.

(3)    G&H Reporting Persons.

(a) – (c) As of April 2, 2007, the G&H Reporting Persons beneficially owned in the aggregate 1,074,176 Common Shares, constituting approximately 11.6% of the outstanding shares of Common Shares (the percentage of shares owned being based upon 9,275,431 Common Shares outstanding as of February 9, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended December 31, 2006, filed with the Securities and Exchange Commission on February 13, 2007). The following table sets forth certain information with respect to Common Shares directly beneficially owned by the G&H Reporting Persons listed below:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Philip W. Goldsmith	24,490	0.2%
Jay R. Harris	193,500	2.1%
GHCA	67,703	0.7%
G&H	10	less than 0.1%

G&H may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares by virtue of its investment discretion over and the power to dispose or to direct the disposition of accounts of its clients that hold 761,573 Common Shares.

GHAM may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 67,703 Common Shares held by GHCA by virtue of its position as investment advisor of GHCA.

Each of Messrs. Harris and Goldsmith may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of Common Shares that G&H may be deemed to beneficially own through their positions as President and Chairman, respectively, of G&H by virtue of its investment discretion over and the power to dispose or to direct the disposition of accounts of its clients that hold 761,573 Common Shares.

Each of Messrs. Harris, Goldsmith and Erpf may be deemed to be the indirect beneficial owners (as that term is defined under Rule 13d-3 under the Exchange Act) of Common Shares that GHAM may be deemed to beneficially own through their positions as Managing Directors of GHAM, a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, through which they share investment discretion and voting control over the 67,703 Common Shares held by GHCA.

CUSIP No. 106764103	13D	Page 27 of 31 Pages

Mr. Harris may also be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of 24,900 Common Shares through family-related accounts, over which neither G&H nor GHAM has investment discretion or voting control.

Mr. Goldsmith may also be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of 8,000 Common Shares through family-related accounts, over which neither G&H nor GHAM has investment discretion or voting control.

Beneficial ownership of the Common Shares shown on the cover pages of and set forth elsewhere in this Statement for each member of the G&H Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the G&H Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,074,176 Common Shares, constituting approximately 11.6% of Common Shares (the percentage of shares owned being based upon 9,275,431 Common Shares outstanding as of February 9, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended December 31, 2006, filed with the Securities and Exchange Commission on February 13, 2007).

The filing of this Statement and any future amendment by the G&H Reporting Persons, and the inclusion of information herein and therein with respect to Messrs. Harris and Goldsmith, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of Messrs. Harris and Goldsmith disclaims any beneficial ownership of the shares covered by this Statement.

To the best knowledge of the G&H Reporting Persons, except as described in this Statement, none of the G&H Reporting Persons, any person in control (ultimately or otherwise) of the G&H Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Shares, and there have been no transactions in the Common Shares affected during the past 60 days, by the G&H Reporting Persons , any person in control of the G&H Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.

The G&H Reporting Persons, on February 1, 2007, transferred 8,000 shares into GHCA from one of G&H’s managed accounts. The cost basis for the 8,000 shares was $83,840.00.

The G&H Reporting Persons have sold Common Shares during the last 60 days, as follows:

Name	Date	Number of Shares	Price Per Share
GHCA	January 25, 2007	3,000	$10.791667
	January 26, 2007	500	$10.59
	February 5, 2007	200	$10.40
	February 8, 2007	762	$10.2526245
	February 9, 2007	3,400	$10.24
	February 12, 2007	11,801	$10.233136
	February 15, 2007	9,600	$10.220625
	February 16, 2007	14,100	$10.25

CUSIP No. 106764103	13D	Page 28 of 31 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 and Item 5.

Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of April 2, 2007 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 99.2 and is incorporated herein by reference in its entirety in this response to Item 6.

Except for the agreements described in this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

 Item 7.  Material to be Filed as Exhibits

               The following exhibit is filed as part of this 13D:

Exhibit 99.1	Voting Agreement, dated as of April 2, 2007

Exhibit 99.2	Joint Filing Agreement, dated as of April 2, 2007

CUSIP No. 106764103	13D	Page 29 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 2, 2007

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,
its General Partner

By: /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P., I

By: Wynnefield Capital Management, LLC,
its General Partner

By: /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,
its Investment Manager

By: /s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus
      Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus
Nelson Obus, President

CHANNEL PARTNERSHIP II, L.P.

By: /s/ Nelson Obus
      Nelson Obus, General Partner

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually

Signature page to 13D

CUSIP No. 106764103	13D	Page 30 of 31 Pages

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 2, 2007

TERRIER PARTNERS LP

By: B-DOGGY LLC
Its General Partner

By: /s/ Bobby Melnick
        Bobby Melnick, Managing Member

B-DOGGY LLC

By: /s/ Bobby Melnick
        Bobby Melnick, Managing Member

       /s/ Bobby Melnick
        Bobby Melnick

Signature page to 13D

CUSIP No. 106764103	13D	Page 31 of 31 Pages

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 2, 2007

GOLDSMITH & HARRIS INCORPORATED

By: /s/ Philip W. Goldsmith
       Philip W. Goldsmith, Chairman

GOLDSMITH & HARRIS ASSET MANAGEMENT, LLC

By: /s/ Philip W. Goldsmith
       Philip W. Goldsmith, Managing Director

GOLDSMITH & HARRIS CAPITAL APPRECIATION, LLC

By: /s/ Philip W. Goldsmith
        Philip W. Goldsmith, Managing Director

 /s/ Philip W. Goldsmith
        Philip W. Goldsmith

 /s/ Jay R. Harris
         Jay R. Harris

        /s/ Armand B. Erpf
         Armand B. Erpf

Signature page to 13D